UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _1_______)*

Integrated Securities Systems, Inc.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

45812J101
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(CUSIP Number)

Russell Cleveland

8080 N. Central Expressway, Suite 210, LC-59

Dallas, TX 75206

(214) 891-8294
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

12/31/2008
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (8-07)

CUSIP No. 45812J101	Page 2 of 4
1. Names of Reporting Persons. RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC. 75-23533518
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization TEXAS
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 40,141,136 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 40,141,136 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 40,141,136 (1) (2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 36.21%
14. Type of Reporting Person (See Instructions) IV

(1)	Renaissance Capital Growth & Income Fund III, Inc. ("RENN3") is the owner of record of the shares and shares voting power over the shares with RENN Capital Group, Inc., its investment adviser ("RENN") pursuant to an investment advisory agreement,
(2)	RENN3 is the owner of record of the shares and shares dispositive power over the shares with RENN Capital Group, Inc., its investment adviser ("RENN") pursuant to an investment advisory agreement,

CUSIP No. 45812J101	13D	Page 3 of 4 Pages

______________________________________________________________________________________
Item 1.  Security and Issuer.

Integrated Security Systems, Inc.

8200 Springwood Dr. Suite 230, Irving, TX 75063

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Item 2.  Identity and Background.

(a)	Renaissance Capital Growth & Income Fund III, Inc. ("RENN3")
(b)	8080 N. Central Expressway, Suite 210, Dallas, TX 75206
(c)	RENN3 is a business development company regulated under the Investment Company Act of 1940, as amended.
(d)	N/A
(e)	N/A
(f)	Texas

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Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds required by RENN3 to acquire the securities reported herein was $6,325,112.18, aportion of which was interest due from outstanding debt securities of ISSI where common stock was issued instead.  The source of such funds was the working capital of RENN3.

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Item 4.  Purpose of Transaction.

     RENN3 acquried the shares in the ordinary course of its business for investment purposes.  Russell Cleveland, President of RENN3, serves on the board of directors of the Company.     ______________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  RENN3 holds 40,141,136 shares of common stock which represents 36.21% of the outstanding shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits.

______________________________________________________________________________________

CUSIP No. 45812J101	13D	Page 3 of 4 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

__2-10-2009__________________________

__________________________________________
/s/ Russell Cleveland, by Rene Jones attorney in fact

__Russell Cleveland, President

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).